Exhibit 99.2

                          UNITED STATES DISTRICT COURT

                           MIDDLE DISTRICT OF FLORIDA

                                ORLANDO DIVISION

INDIANTOWN COGENERATION, L.P.,

                  Plaintiff,

vs.                                              CASE NUMBER: 99-317-CIV-ORL-19C

FLORIDA POWER & LIGHT COMPANY,

                  Defendant.                                 JURY TRIAL DEMANDED
------------------------------------/

                            SECOND AMENDED COMPLAINT

         Plaintiff Indiantown Cogeneration, L.P. ("ICL") files this Second Amended Complaint against Florida Power & Light Company ("FPL"), and alleges:

                              NATURE OF THE ACTION

          1. ICL brings this action to enforce its rights, as seller, against FPL, as purchaser, under an Agreement for the Purchase of Firm Capacity and Energy, dated as of March 31, 1990, as amended pursuant to amendments effective December 5, 1990 and July 15, 1992 (collectively, the "Power Purchase Agreement").

          2. The Power Purchase Agreement obligated ICL to construct and operate a coal-fired power plant (the "Facility") that would be certified as a qualifying cogeneration facility by the Federal Energy Regulatory Commission ("FERC"). Cogeneration is the production of both electricity and useful thermal outputs (in this case, steam) through the sequential use of energy (in this case, coal). ICL sells all the electricity generated by the Facility to FPL. FPL, in turn, is obligated to purchase the electrical output from the Facility pursuant to the terms and conditions of the Power Purchase Agreement. The generation, purchase and sale of this electricity occurs in the wholesale market for electricity.

          3. The Facility is a Qualifying Facility ("QF") under the Public Utilities Regulatory Policies Act of 1978 ("PURPA"), 16 U.S.C. 824a et. seq. In order to maintain its status as a QF, the Facility must produce electrical energy and thermal energy (steam) in specified proportions. Steam can be included in the QF calculation only if it is produced at the same time electricity is being generated and from the same fuel that is used to generate the electricity. Maintaining QF status is extremely valuable to ICL. The Power Purchase Agreement requires ICL to maintain the Facility as a QF.

          4. Because of the monopoly nature of the market for the transmission of wholesale electricity and the location of the Facility in FPL's service territory, the Facility must be connected to FPL's transmission system in order to sell its electricity to FPL or any other wholesale purchaser. Moreover, because the Facility is a cogeneration facility, it must be connected to FPL's system to generate both electricity and steam sequentially. This is because electricity generated in the form of alternating current (AC) cannot be stored. It must be used as it is generated. If FPL denies its transmission system to ICL, the Facility cannot generate electricity, cannot operate as a cogenerator, and can potentially lose its QF status.

          5. At the time the Power Purchase Agreement was negotiated, ICL and FPL both recognized the importance of ICL preserving the Facility's QF status. In order to do so, ICL informed FPL that it would be necessary for ICL to maintain some control over the quantity of electricity generated in order to preserve the Facility's QF status. If ICL was not permitted to produce at least some electricity during the times that it was producing steam, then it could potentially lose its QF status. ICL did not anticipate having excess margin in the amount of steam utilized for QF purposes to allow it to shut down if requested by FPL during the citrus processing season. These concerns led ICL to negotiate to secure the right to produce a "Minimum Load" - 100MW - of electricity at all times under the Power Purchase Agreement.

          6. From time to time, all plants -- including the Facility -- experience a "trip," which means that the plant automatically shuts down and disconnects from the transmission system to which it is connected for a brief period of time due to the operation of certain safety mechanisms. The Facility has tripped for safety reasons on occasion in recent years. After each trip, ICL has promptly (within hours) rectified any problem and readied its Facility for reconnection to FPL's system.

         7. Before March 10, 1999, FPL's ordinary practice following a unit trip was to permit ICL to reclose the Facility to FPL's system as soon as the Facility was ready to go back on line. On 48 separate occasions before March 10, 1999, when the Facility tripped, FPL allowed the Facility to be reclosed into the FPL system as soon as the Facility was ready. On four such occasions, FPL had decommitted the Facility and still promptly permitted the Facility to reclose to the system after a trip.

         8. The Facility tripped on March 10, 1999. Before the trip, FPL had requested that the Facility be "decommitted," and ICL had exercised its right to operate, and was operating, at Minimum Load. After the Facility tripped on March 10, 1999, FPL arbitrarily, capriciously and in bad faith refused to allow the Facility to "reclose into," i.e., reconnect with, FPL's system in order to operate at or below the Minimum Load of 100 MW. FPL based its decision on a new and contrived interpretation of the Power Purchase Agreement that is inconsistent with the agreed-to contractual terms, and the parties' reasonable contractual expectations and prior course of dealing. By refusing to permit the Facility to reconnect to FPL's system, FPL improperly deprived ICL of the right to continue to operate under the Power Purchase Agreement. FPL's conduct harmed ICL and, as explained below, threatens to harm ICL irreparably in the future by making it impossible for the Facility to maintain its QF status with the consequent loss of the Power Purchase Agreement and the value of the Facility. If ICL were to lose the Facility's QF status, FPL might be able to declare the Power Purchase Agreement to be in default, which would cause losses to ICL in excess of hundreds of millions of dollars.

          9. ICL seeks judgment (i) declaring that FPL has breached the terms of the Power Purchase Agreement; (ii) preliminarily and permanently enjoining FPL from violating the terms of the Power Purchase Agreement, by requiring FPL to allow ICL to reconnect to FPL's system following a trip and pay ICL the rates required by the Power Purchase Agreement; (iii) awarding ICL compensatory damages, including prejudgment interest, for those compensable injuries suffered by ICL as a result of FPL's conduct alleged herein; (iv) awarding ICL its costs attendant to this action; and (v) awarding ICL such other and further relief as is just and proper.

                                     PARTIES

          10. ICL, a limited partnership organized and existing under the laws of the State of Delaware, was formed to develop, acquire, own, engineer, construct, test and operate the Facility.

         11. The following are general partners in ICL. Thaleia LLC, a Delaware limited liability company with its principal place of business in North Carolina, owns a 40% share in ICL. Indiantown Project Investment Partnership, L.P., a Delaware limited partnership with its principal place of business in Maryland, owns a 19.95% share in ICL. Palm Power Corporation, a Delaware corporation with its principal place of business in North Carolina, owns a 10% share in ICL.

          12. Toyan Enterprises, a California corporation with its principal place of business in Maryland, is a limited partner and owns a 30.05% share in ICL.

         13. Defendant FPL is an investor owned utility corporation organized and existing under the laws of the State of Florida, with its principal place of business in Florida. Its service territory covers South Florida and the eastern seaboard of Florida, including portions of the Middle District of Florida.

                             JURISDICTION AND VENUE

          14. The amount in controversy exceeds $75,000.00, exclusive of interest and costs.

          15. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C.ss.ss.1332 (diversity of citizenship), 2201 and 2202 (declaratory judgment).

          16.   Venue   is   proper   in   this   district    pursuant   to   28
U.S.C.ss.ss.1391(a)(1) and (c) since FPL resides within this district.

                               FACTUAL BACKGROUND

          17. The Facility is a cogeneration resource, i.e., it sequentially produces (i) electric capacity and energy, which are sold to FPL pursuant to the Power Purchase Agreement; and (ii) steam, which is sold to Caulkins Indiantown Citrus Company ("Caulkins"), a wholesale citrus juice processor which uses steam in its fruit processing operations, pursuant to an Energy Services Agreement, dated as of September 8, 1992, as amended. FPL is the Facility's sole purchaser of electric generating capacity and energy, and Caulkins is its sole purchaser of steam.

          18. ICL built the Facility after it had negotiated the Power Purchase Agreement with FPL. ICL's decision to build the Facility was in reliance on the promises FPL made in the Power Purchase Agreement.

          QF Status

          19. The Facility has been certified as a QF by FERC.

          20. PURPA exempts QFs from certain provisions of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), 15 U.S.C. 79z et. seq., most provisions of the Federal Power Act (the "FPA"), 16 U.S.C. 791 et. seq., and certain rate and financial regulation under state law.

          21. The Facility must satisfy certain requirements specified in the regulations promulgated by the FERC in order to maintain its QF status.

          22. Specifically, the Facility must sequentially produce both electricity and steam for non-mechanical or non-electrical uses, with the steam being produced in such proportions to the total useful energy output that the annual useful steam energy output is not less than 5% of the total annual useful power and steam output. 18 C.F.R. 292.205.

         23. Caulkins operates seasonally from November through May. Consequently, in order to maintain its QF status, ICL must deliver sufficient steam to Caulkins during this limited season to achieve the 5% ratio of steam to total energy output on an annual basis (the "QF ratio"). As the parties were well aware when the Power Purchase Agreement was negotiated, Caulkins' operating season occurs when Florida's electric usage is lowest. Because Caulkins does not operate when electric demand is highest in Florida (i.e. the summer months), ICL specifically sought and obtained the right to operate at or below Minimum Load as a means of preserving its QF status.

         24. The amount of steam Caulkins purchases in a normal operating season is sufficient to maintain the Facility's QF status. This steam, however, must be sequentially produced with electricity in order to count for purposes of calculating the QF ratio. Caulkins does not, however, purchase sufficient steam to provide a significant protective cushion for the Facility that would allow it to refrain from electrical generation during any significant period of steam supply. Accordingly, it is critical to the Facility's QF status that the Facility provide QF- qualified steam (that steam produced while sequentially generating electricity) to Caulkins at all times during the fruit season without significant interruption.

          25. In normal operations, the Facility supplies steam to Caulkins sequentially with the generation of electricity for FPL. That is, steam which has been used to drive the Facility's turbine generator is subsequently delivered to Caulkins. Such steam is appropriately accounted for in calculating the Facility's QF ratio.

          26. When the Facility is not generating electricity, ICL still supplies steam to Caulkins through use of a natural gas auxiliary boiler system. Such non-sequential steam, however, may not be counted in calculating the Facility's QF ratio.

          27. In order to maintain the Facility's QF status, then, it is critical that ICL be able to produce both electricity and steam at virtually all times, during periods when Caulkins demands steam, regardless of FPL's economic considerations. If ICL is unable to produce electricity during those periods, it will be unable to credit the steam provided to Caulkins toward its QF ratio.

          The Contract Negotiations

          28. Recognizing these critical facts relating to the Facility's QF status, FPL and ICL negotiated provisions of the Power Purchase Agreement that are specifically intended to preserve ICL's ability to maintain QF status even at times when FPL does not request electricity from the Facility. This was accomplished by permitting ICL to operate the Facility at or below Minimum Load at all times, with two rare exceptions where such operation would impair safety or reliability.

          29. The negotiation of the Power Purchase Agreement proceeded in two rounds. The first round took place in 1989. The second round took place in early 1990. The structure and some of the provisions in the contract drafts changed between the first and second rounds of the negotiations. Throughout the negotiations, FPL wished to obtain rights to dispatch the Facility - that is, to control the electrical output of the Facility. ICL wished, on the other hand, to ensure that it could, in its sole discretion, produce at least some electricity (and steam) as a means of preserving the Facility's QF status. While FPL obtained some right to dispatch the Facility, ICL prevailed in both rounds of the contract negotiations, and its position that it would have the right to produce some electricity was reflected in the final contract.

          The First Round of Negotiations

          30. The initial draft of the Power Purchase Agreement in the first round of negotiations did not contain provisions regarding FPL's right to dispatch the Facility. On October 10, 1989, FPL circulated the first draft that contained dispatch provisions. In Section 11.1 of this draft, FPL proposed that it have the right to dispatch power "in any manner which it deemed appropriate." There was no limitation in that draft on FPL's ability to dispatch the Facility. In other words, under that draft, FPL might be able to shut down the facility completely and demand no electricity at all, at any time, for any reason.

          31. ICL negotiators refused to accept the proposed dispatch provisions. In an October 12, 1989 meeting between ICL and FPL, the negotiators introduced the concept of "Minimum Load" - the load of electrical energy below which FPL could not dispatch the facility. Language giving effect to this concept was incorporated into the next draft that was circulated.

In that  October 20, 1989 draft,  an  amendment  to the  dispatch  provisions  -
Section 11.1(a) - stated that ICL "in its sole discretion" could operate the facility "below Minimum Load," or 100 MW.

          32. On October 26 and 27, 1989, ICL and FPL negotiators met and reached a handshake agreement on a power purchase agreement.

          33. Following the October 1989 meetings, ICL and FPL worked on open issues and targeted November for signing the contract. The November 13, 1989 draft (the last draft that was circulated during the first round) contains limitations on FPL's dispatch rights. Specifically, Section 11.1 stated that "FPL shall have the right to dispatch real and reactive power delivered from the Facility to its system in any manner which it deems appropriate, except that FPL may not dispatch below Minimum Load or above Committed Capacity." (emphasis added). Section 11.2 of that draft confirmed that "ICL, in its sole discretion, may operate the Facility up to the Minimum Load."

          The Second Round of Negotiations

          34. FPL declined to sign the power purchase agreement that had been the subject of the handshake agreement. In late 1989, FPL introduced a second group of negotiators, and the parties began the second round of negotiations with a new draft.

          35. In the second round of negotiations, ICL continued to insist that it have the right to produce some electricity (up to Minimum Load) at all times.

          36. FPL circulated the first draft of the second round of negotiations on January 18, 1990. In that draft, FPL made significant changes to the energy purchasing and dispatch provisions. In Section 6.3 of the draft, FPL included language that FPL would be under no obligation to purchase energy "at those times as determined by Dispatch" pursuant to Article 13.0 (the article on dispatch); FPL did not include language requiring FPL to "resume normal acceptance of Energy as quickly as possible" after an interruption. At the same time, Section 13.7 of the draft did not permit ICL to operate the facility at or below Minimum Load "in its sole discretion" (as was the case at the completion of the first round of negotiations), but instead only "with FPL's approval."

          37. ICL negotiators quickly rejected these changes. In a January 26, 1990 mark-up of that draft, ICL negotiators eliminated the requirement of "FPL's approval"from the provision allowing ICL to operate the Facility at or below Minimum Load in Section 13.7.

          38. On February 9, 1990, ICL and FPL negotiators met to discuss FPL's January 18th draft and ICL's January 26th mark-up. In that meeting, ICL's negotiators stated that they would draft a revised version of Section 13.7.

         39. The next draft, dated February 16, 1990, included changes to both Sections 6.3 and 13.7. Section 6.3 included language requiring that "FPL shall resume normal acceptance of Energy as quickly as practicable" after an interruption if the reason for the interruption concerned the safe and reliable operation of the system. Section 13.7 of this draft preserved ICL's right to produce electricity at or below Minimum Load "in its sole discretion."

         40. These changes put the relative rights of the parties in a position very similar to the position at the conclusion of the first round of negotiations. FPL would not be obligated to purchase any electricity if such purchases would affect the safety of FPL's system, endanger life or property or create a significant service disruption. If service were interrupted, FPL would be required to resume its purchase as soon as practicable. FPL could dispatch the facility down to 100 MW, but if FPL demanded less than 100MW, then ICL at its sole discretion could continue to operate at or below the 100 MW Minimum Load to protect is QF status.

          41. In a March 8, 1990 draft, FPL attempted again to limit ICL's rights to produce electricity at or below Minimum Load. FPL inserted the condition that "unless FPL notifies ICL that purchases from ICL at that time, due to operational circumstances, will result in costs greater than those FPL would incur if FPL did not receive Energy from the Facility . . . ICL may, at its sole discretion, . . . continue to operate the Facility at or below Minimum Load . . ." This new condition would have allowed FPL to prevent ICL from operating the Facility at or below Minimum Load for certain economic reasons.

          42. In the next series of meetings, ICL negotiators rejected FPL's proposed economic condition on ICL's right to operate at or below Minimum Load. Then, in a follow-up conference call, ICL negotiators recognized that they needed to redraft Section 13.7.

          43. A March 28, 1990 draft removed the economic limitation on ICL's sole discretion to operate at or below Minimum Load. In return, ICL agreed to accept a lower rate for energy it delivered up to the Minimum Load of the Facility when ICL exercised its discretion to override an FPL decommit order. The only limitation on ICL's discretion was if operation of the Facility would affect the safety of FPL's system, endanger life or property, or create a significant service disruption under Section 6.3.

          The Final Contract

          44. The parties executed the final Power Purchase Agreement in May 1990. Pursuant to Section 6.2 of the Power Purchase Agreement, FPL is obligated (with certain exceptions not pertinent here) to purchase electric generating capacity made available to it and associated energy from the Facility. Consistent with this provision, at all relevant times, ICL has fulfilled its obligations under the Power Purchase Agreement by remaining ready, willing and able to provide the Facility's electric generating capacity and energy to FPL.

          45. Pursuant to Section 8 of the Power Purchase Agreement, FPL is required to pay ICL (i) monthly capacity payments for electrical generating capacity made available to FPL, regardless of the amount of electrical energy actually purchased, and (ii) energy payments based upon the amount of electrical energy actually delivered. Payments from FPL pursuant to the Power Purchase Agreement account for the vast majority of the revenues generated by the Facility.

          46. Under Section 2 of the Power Purchase Agreement, the Facility is required to maintain its QF status under federal law and its "qualifying cogenerator" status under Florida law, specifically regulations promulgated by the Florida Public Service Commission.

          47. Section 13.6 contains provisions relating to FPL's right to accept or decline electricity from ICL. Specifically, this section provides that, "[c]onsistent with Section 13.7, FPL shall have Dispatch and Control Rights to commit and decommit the Facility and to control the real and reactive power delivered from the Facility to FPL's system in any manner which FPL deems appropriate, subject to FPL's Operating Limits." FPL's Operating Limits are defined in

Section 1.30 to be "certain operating capabilities of the Facility that shall be available to FPL pursuant to" the Power Purchase Agreement. The limits include "(v) minimum operating capability while under Automatic Generation Control: 100 MW; (vi) minimum operating capability while under manual generation control: 100 MW."

         48. Section 13.6 further states that "[c]ontrol of Capacity and Energy shall be ICL's responsibility except during any Dispatch Hour." Moreover, Under
Section 13.6, FPL "shall not reduce the real power output of the Facility below the Minimum Load without decommitting the Facility." (emphasis supplied). Under
Section 13.6, then, FPL may not dispatch the Facility below Minimum Load while the Facility is "committed." Control of Capacity and Energy at any time when the Facility is not operating above the Minimum Load is ICL's responsibility. The Power Purchase Agreement defines Minimum Load as "100 MW (megawatts) net of internal electrical requirements."

          49. The parties further expressly limited FPL's ability to dispatch or decommit the Facility in Section 13.7. Specifically, Section 13.7 provides in its entirety:


                  For purposes of exercising certain Dispatch and Control Rights, FPL agrees that the minimum notice for shutdown shall be eight hours and the minimum run time between start-up and shutdown shall be eight hours. FPL may request ICL to decommit the Facility, provided that such request will not exceed FPL's Operating Limits. Unless FPL notifies ICL that the purchases from ICL at that time shall be interrupted due to circumstances specified in Section 6.3(i) and (ii), SALE OF ENERGY AND CAPACITY BY ICL, ICL may, at its sole discretion, continue to operate the Facility at or below Minimum Load and deliver Energy to FPL. However, any hour or part of an hour that ICL elects to continue to operate the Facility rather than decommit the Facility as requested by FPL, shall not be considered a Dispatch Hour. Once FPL requests the Facility to again produce generation above the Minimum Load, the first hour subsequent to such request shall be a Dispatch Hour.

(Emphasis supplied).

         50. Notably, pursuant to Section 13.7, the only circumstances under which FPL may dispatch or decommit the Facility below the 100 MW Minimum Load over ICL's objection are specified in Section 6.3(i) and (ii). Section 6.3(i) and (ii) provides:

                  FPL shall not be obligated to purchase, and may require interrupted or reduced deliveries of, Energy(i) to the extent FPL determines it to be necessary for safe and reliable operation and maintenance of any part of FPL's system (ii) if FPL determines that a failure to interrupt or reduce deliveries of energy is likely to endanger life or property, or it is likely to result in significant disruption of electric services to FPL's customers . . . .

(Emphasis supplied). Thus, under Section 13.7, ICL has the option to provide anywhere between zero and 100 MW of energy to FPL, albeit at reduced energy rates, during time periods that FPL might not otherwise request energy output from the ICL Facility. The only limitations on ICL's rights involve safety and system reliability for FPL. Nothing in Sections 6.3 (i) and (ii) or 13.7 provides FPL with a right to refuse to reconnect the Facility into its system for economic reasons following a trip. Instead, these provisions allow ICL the discretion to operate the Facility at up to Minimum Load so that it sufficiently cogenerates electricity and steam. In fact, the parties considered and rejected the idea of conditioning ICL's right to produce Minimum Load on FPL's economic considerations.

         51. Under  Sections  1.30,  1.40,  6.2, 6.3, 13.6 and 13.7 of the Power
Purchase Agreement, then, ICL is guaranteed the right to produce and sell to FPL up to 100 MW of electrical energy at all times, except in certain situations where doing so would threaten safety or reliability. The Facility may produce no electricity at all, 100 MW, or anywhere in between. If ICL chooses to have the Facility produce no electricity it may later decide, even though still decommitted, to have the Facility produce 100 MW. These rights are independent of whether the Facility has tripped and are independent of FPL's demands for electricity or FPL's actions in committing, decommitting, or dispatching the Facility.

         52. Section 13.3 of the Power Purchase Agreement sets forth provisions relating to reconnection of the Facility following a trip. The parties negotiated these provisions to ensure the safe and secure operation of the Facility and its interaction with FPL's system. In particular, Section 13.3 provides in its entirety:

                  If the Facility is separated from the FPL system for any reason, under no circumstances shall ICL reclose into FPL's system without first obtaining FPL's specific approval, as determined by the Operating Representatives.

An Operating Representative acts in "matters pertaining to detailed operating arrangements for the delivery of Capacity and Energy" (1.47). Absent agreement of the parties, the Operating Representatives' duties are limited to those specifically identified in the Agreement plus coordinating outage schedules, establishing control and operating procedures and providing a list of Operating Representatives (ss. 13.2). Nowhere does the Agreement specifically provide the Operating Representatives the right to control the output of the Facility for economic reasons. To provide for the safe and secure operation of the Facility and its interaction with FPL's system, the Facility cannot automatically reconnect into FPL's system after it trips. The Facility must receive FPL's consent from the Operating Representatives to reconnect to avoid safety or system reliability problems that might result if ICL were to inject its power into FPL's grid at an inopportune moment.

          53. Section 13.3 of the Power Purchase Agreement does not override FPL's obligation to purchase up to Minimum Load. Nothing in Section 13.3 provides FPL with a right to refuse to permit the Facility to reconnect into its system for economic reasons, or for any reasons other than those specified in
Section 6.3, following a trip. Instead, Section 6.3 requires FPL to resume acceptance of electricity after an interruption "as quickly as practicable".

          54. On March 21, 1991 and November 23, 1992, the Florida Public Service Commission (the "FPSC") approved the Power Purchase Agreement, finding that the cost of electricity to be provided by the Facility is reasonable when compared to the viable alternatives to meet FPL's need for electricity and that the Facility was the most cost effective alternative available to meet FPL's need for firm capacity and energy.

          FPL's Refusal to Allow the Facility to Reclose into FPL's System

          55. On March 10, 1999, the Facility "tripped," i.e., automatically ceased providing electricity to FPL due to the operation of certain safety mechanisms. Prior to the trip, FPL had ordered the Facility to decommit, and ICL had been exercising its discretion to have the Facility continue to produce electricity up to the Minimum Load, and produce steam for delivery to Caulkins.

         56. ICL quickly corrected the problem that led to the "trip" and sought to reclose into FPL's system and resume operations at Minimum Load. FPL, however, refused to allow the Facility to reclose into its system. FPL based its decision on a new and contrived interpretation of the Power Purchase Agreement. Namely, purporting to rely upon Sections 1.21 and 13.6 of the Power Purchase Agreement, FPL insisted that upon a trip of the Facility, FPL has the sole and absolute discretion to determine whether and when to reconnect the Facility.1 FPL also maintained that it was not economically beneficial for FPL to reconnect the Facility into its system and that it would not do so until or unless it determined that this condition was satisfied. FPL did not permit the Facility to reconnect to the FPL system until March 28, 1999.

         57. During the time when the Facility was disconnected, FPL suggested that it would consider permitting ICL to reconnect the Facility if ICL would accept lower energy rates for the electricity than would otherwise be the case under the Power Purchase Agreement.

          58.  After  the  trip  at  issue,   FPL  sent  ICL  a  memo  regarding
"Dispatch/Decommit Hours." For March 10, 1999, FPL stated: "Decommit Requested."

          59. FPL's refusal to reconnect the Facility into its system and to accept delivery of electricity up to the 100 MW Minimum Load after FPL had requested the Facility be decommitted, constitutes a breach of the express language of Sections 6.3 and 13.7 of the Power Purchase Agreement. Under these provisions, FPL had no right to refuse to reconnect the Facility or to deny ICL the right to continue to operate up to the 100 MW Minimum Load for economic reasons. FPL's conduct also constituted an unequivocal and wrongful repudiation of its obligations under the Power Purchase Agreement.
[FN]

_____________________
1 Section 1.21 of the Power Purchase Agreement defines the term "Dispatch and Control Rights". Notably, the definition expressly subjects FPL's Dispatch and Control Rights to the provisions of Section 13.0, including Section 13.7. The Power Purchase Agreement also states that FPL's rights exist only within FPL's Operating Limits, which are defined as being above 100 MW. Section 1.30.


          60. FPL's conduct constitutes a breach of Section 13.6 of the Power Purchase Agreement. Under that section, ICL is to control the Capacity and Energy of the Facility except during any Dispatch Hour. Because ICL had elected to produce up to Minimum Load before the trip on March 10, 1999, and was at the time of the trip operating at Minimum Load, the hours immediately preceding the trip and immediately thereafter until FPL "requests the Facility to again produce generation above the Minimum Load" were not Dispatch Hours. By refusing to permit ICL to reconnect to its system, FPL effectively deprived ICL of its right to control the Capacity and Energy of the Facility during hours other than a Dispatch Hour under Section 13.6.

          61. FPL's conduct constitutes a breach of its implied duty of good faith, fair dealing and commercial reasonableness with respect to Section 13.3 of the Power Purchase Agreement. To the extent that this provision grants FPL discretion to regulate reconnection of the Facility into its system following a trip, FPL has an obligation to exercise that discretion reasonably and with proper motive. FPL, however, exercised that discretion arbitrarily, capriciously and in a manner inconsistent with the parties' reasonable contract expectations.

          62. Indeed, FPL engaged in the above-mentioned conduct to coerce ICL into renegotiating the Power Purchase Agreement and/or for the purpose of precipitating a breach of ICL's obligation to maintain the Facility's QF status. As described above, the Facility's ability to maintain its QF status, as required by the Power Purchase Agreement, depends upon its ability to supply, without interruption, sequentially produced steam and electricity. In a 1995 document, FPL recognized that its claimed right to refuse reconnection "could threaten ICL's ability to maintain QF status, which is a contract requirement." FPL further recognized that a possible loss of QF status and consequent breach of contract are "exacerbated by" FPL's claimed right to refuse reconnection.

          63. FPL's refusal to reconnect the Facility into its system and to accept delivery of the 100 MW Minimum Load, together with its new and contrived interpretation of the Power Purchase Agreement, create an immediate danger that ICL will be irreparably harmed by loss of the Facility's QF status. Indeed, this appears to be FPL's motive in adopting this new interpretation of the Power Purchase Agreement. Whenever the Facility trips in the future - an event that is bound to occur - FPL may indefinitely try to prevent the Facility from reclosing into its system and, thus, destroy the Facility's QF status.2 This will have two irreparable consequences for ICL. First, loss of QF status and termination of the Power Purchase Agreement constitute an event of default under ICL's loan agreements relating to its (i) $125 million loan from Martin County Industrial Development Authority and (ii) its $500 million First Mortgage Bonds. Secondly, such a failure could provide FPL with a pretext to terminate the Power Purchase Agreement. Without the Power Purchase Agreement, the Facility cannot service its debt and will become insolvent.


                                     COUNT I

                               Breach of Contract

          64. ICL realleges and incorporates paragraphs 1 through 63.
[FN]

_______________________
2 On March 19, 1999, ICL filed its Complaint, alleging claims against FPL for breach of contract, anticipatory repudiation, breach of the implied covenant of good faith, fair dealing and commercial reasonableness, and declaratory judgment. Following the filing of ICL's Complaint, FPL allowed the Facility to reconnect into its system. FPL, however, continues to assert its contrived construction of the Power Purchase Agreement in derogation of the agreement's express and implied terms and the parties' original intent.

          65. ICL expended considerable sums in reasonable reliance upon FPL's express promises and good faith in entering into the Power Purchase Agreement.

         66 Under the express terms of the Power Purchase Agreement, FPL is obligated to purchase electricity from ICL through December 1, 2025.

         67 Under the express terms of Section 13.7 of the Power Purchase Agreement, FPL is required to purchase, in ICL's "sole discretion," up to 100 MW Minimum Load of electricity from the Facility, even during periods when FPL has determined to dispatch or decommit the Facility.

         68 On March 10, 1999, FPL had issued a decommit order to the Facility. ICL chose to continue to operate the facility up to Minimum Load at that time, as was its right under Section 13.7 of the Power Purchase Agreement. When the Facility tripped on March 10, 1999, FPL had requested ICL to decommit the Facility. The hours immediately preceding the trip as well as the hours immediately after the trip were not Dispatch Hours.

         69 FPL's refusal to allow the Facility to reconnect to FPL's system and its refusal to purchase up to 100 MW of electricity constitutes a breach of FPL's express obligations under the Power Purchase Agreement, including under Sections 1.30, 1.40, 6.2, 6.3, 13.6 and 13.7.

         70 FPL's refusal to allow the Facility to reconnect to FPL's system and its refusal to purchase up to 100 MW of electricity constitutes a breach of the Power Purchase Agreement's implied covenant of good faith, fair dealing and commercial reasonableness.

         71 The right to produce up to Minimum Load at all times was an important right to ICL under the Power Purchase Agreement. The parties' reasonable expectations were that FPL would not be permitted under Sections 6.2, 13.3, 13.6 or 13.7 arbitrarily and unilaterally to deprive ICL of the right to continue to operate up to Minimum Load, and thereby of its ability to preserve the Facility's QF status.

          72 The implied covenant requires FPL to do that which the Power Purchase Agreement presupposed would be done to accomplish its basic purpose and to refrain from conduct that would undermine that purpose or deprive ICL of the essential benefits for which it bargained. The implied covenant also requires FPL to exercise any discretion vested in it by the Power Purchase Agreement reasonably and with proper motive, and not in a manner that is arbitrary, capricious or inconsistent with the parties' reasonable contractual expectations.

          73 FPL breached the implied covenant by exercising discretionary authority under Section 13.3 of the Power Purchase Agreement - a provision which was intended only to address technical operating issues so as to assure safety and system security, by requiring the Facility to request FPL's approval before reconnecting into FPL's system - to arbitrarily, capriciously and in bad faith refuse reconnection of the Facility. FPL did not take this action for any legitimate purpose, but to undermine the Power Purchase Agreement's basic purpose, frustrate ICL's ability to perform its obligations under the Power Purchase Agreement, and deprive ICL of its reasonable contractual expectations.

          74 More  specifically,  FPL took this  action to  wrongfully  coerce a renegotiation or termination of the Power Purchase Agreement and, thereby, abrogate its obligations under the Power Purchase Agreement. FPL also sought to give powers to its Operating Representatives to make economic decisions that the Operating Representatives did not have under the Power Purchase Agreement. Upon information and belief, this conduct - together with FPL's current interpretation of the Power Purchase Agreement - is part of FPL's strategy to unilaterally reduce the cost of purchased power throughout its system, and is not a good faith interpretation or performance of the agreement.

          75 ICL has fully and completely complied with all its obligations under the Power Purchase Agreement.

          76 FPL's breach of its obligations to ICL has significantly damaged ICL and threatens to significantly and irreparably harm ICL with the intent and effect by making it impossible for the Facility to maintain its QF status with the consequent loss of the value of the Facility.

          WHEREFORE, Plaintiff ICL demands judgment against Defendant FPL for damages, interest, and the costs of this action, and such other relief as the Court deems just and equitable.

                                    COUNT II

                            Anticipatory Repudiation

          77 ICL realleges and incorporates paragraphs 1 through 76.

          78 FPL's refusal to allow the Facility to reconnect into its system and its refusal to purchase electricity from ICL, together with its new and contrived interpretation of the Power Purchase Agreement, constitute a blatant attempt to frustrate ICL's ability to maintain its QF status and, thereby, create a pretext for FPL to terminate the Power Purchase Agreement. Such conduct constitutes an anticipatory, wholesale and unequivocal repudiation of FPL's obligations under the Power Purchase Agreement.

          79 ICL is and at all relevant times has been ready willing and able to perform as required under the Power Purchase Agreement.

          80 FPL's anticipatory repudiation of its obligations to ICL has significantly damaged ICL and threatens to significantly and irreparably harm ICL by making it impossible for the Facility to maintain its QF status with the consequent loss of the value of the Facility.

          WHEREFORE, Plaintiff ICL demands judgment against Defendant FPL for damages, interest, and the costs of this action, and such other relief as the Court deems just and equitable.

                                    COUNT III

                              Declaratory Judgment

          81 ICL realleges and incorporates paragraphs 1 through 80.

          82 For all of the above-mentioned reasons, there exists an actual, substantial and immediate controversy within the Court's jurisdiction, the controversy is the result of FPL's conduct and this controversy will be redressed by a favorable judicial decision. The Court, thus, may properly declare the rights and other legal relations of the parties to this action with respect to ICL's claims.

                           WHEREFORE, ICL demands judgement:

          A. declaring  that FPL has breached the Power  Purchase  Agreement and
the   implied   covenant  of  good  faith  and  fair   dealing  and   commercial
reasonableness  attendant  thereto;

          B. declaring that FPL is required under Section 13.3 of the Power Purchase Agreement to permit ICL's Facility to reconnect to the FPL system, except under conditions in which reconnection would demonstrably impair safety and system security;

          C. declaring that FPL is required to purchase output of up to a Minimum Load of 100 MW of electricity from the Facility in ICL's sole discretion, under the financial terms of Section 8 of the Power Purchase Agreement governing the basis for payments by FPL;

          D. preliminarily, pending final resolution of this action and, thereafter, permanently enjoining FPL and its agents, officers, employees, agents and all persons acting in concert with it from further breaching the terms of the Power Purchase Agreement;

          E. awarding ICL compensatory damages, including prejudgment interest, for those compensable injuries it has suffered due to FPL's conduct alleged herein;

          F. awarding ICL its costs incurred herein;  and

          G. awarding such other and further relief as may be just and proper.

                                   JURY DEMAND

          Plaintiff hereby demands trial by jury pursuant to Federal Rule of Civil Procedure 38(b).


                                        -----------------------------------
                                        Gregory A. Presnell, Esquire
                                        Florida Bar Number: 100525
                                        Gregory J. Kelly, Esquire
                                        Florida Bar Number: 780154
                                        Erik E. Hawks, Esquire
                                        Florida Bar Number: 0059188
                                        AKERMAN, SENTERFITT & EIDSON, P.A.
                                        255 South Orange Avenue
                                        Citrus Center - 10th Floor
                                        Post Office Box 231
                                        Orlando, Florida 32802
                                        Telephone: (407) 843-7860
                                        Facsimile: (407) 843-6610

                                        and

                                        John A. DeVault, III, Esquire
                                        Florida Bar No. 10379
                                        BEDELL, DITTMAR, DEVAULT, PILLANS & COXE
                                        The Bedell Building
                                        101 East Adams Street
                                        Jacksonville, FL 32202
                                        Telephone: (904) 353-0211
                                        Facsimile: (904) 353-9307

                                        and

                                        Jeffrey A. Rosen, Esquire
                                        Gerald F. Masoudi, Esquire
                                        Mark E. McKane, Esquire
                                        KIRKLAND & ELLIS
                                        655 Fifteenth Street, N.W.
                                        Suite 1200
                                        Washington, DC 20005
                                        Telephone: (202) 879-5000
                                        Facsimile: (202) 879-5200
                                        Attorneys for Plaintiff Indiantown
                                         Cogeneration, L.P.

                             CERTIFICATE OF SERVICE

          I HEREBY CERTIFY that a true and correct copy of the foregoing has been furnished by U.S. Mail to: Karen C. Dyer, Esquire, Boies & Schiller, L.L.P., 390 North Orange Avenue, Suite 1890, Orlando, Florida 32801, this____ day of March, 2000.


                                           -----------------------------------
                                           Gregory J. Kelly, Esquire